-------------------------               UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ------------------------------
         FORM 4                                      Washington, D.C. 20549                                     OMB Approval
-------------------------                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                ------------------------------
[ ] Check this box if no                                                                               OMB Number:        3235-0287
    longer subject to        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Expires:   December 31, 2001
    Section 16. Form 4         Section 17(a) of the Public Utility Holding Company Act of 1935 or      Estimated average burden
    or Form 5 obligations              Section 30(f) of the Investment Company Act of 1940             hours per response.......0.5
    may continue. See                                                                                 ------------------------------
    Instruction 1(b).

    (Print or Type Responses)
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1.  Name and Address of Reporting Person*      2. Issuer Name and Ticker   4. Statement for  6. Relationship of Reporting Person(s)
                                                  or Trading Symbol           Month/Year        to Issuer
                                                                                                      (Check all applicable)
    Strauss       Michael                         American Home Mortgage      08/2001        [X] Director        [X] 10% Owner
    -----------------------------------------     Holdings, Inc.; AHMH                       [X] Officer (give   [ ] Other
    (Last)        (First)      (Middle)                                                          title below)        (specify below)

                                                                                             Chairman, President and
    c/o American Home Mortgage Holdings, Inc.                                                Chief Executive Officer
    520 Broadhollow Road                                                                     ---------------------------------------
    -----------------------------------------  -------------------------------------------------------------------------------------
                  (Street)                     3. I.R.S. Identification    5. If Amendment,  7. Individual or Joint/Group Filing
                                                  Number of Reporting         Date of               (Check Applicable Line)
                                                  Person, if an entity        Original       [X] Form Filed by One Reporting Person
    Melville     New York        11747            (Voluntary)                 (Month/Year)   [ ] Form Filed by More than One
    ------------------------------------                                                         Reporting Person
    (City)        (State)        (Zip)

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                       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Month          (I)             (Instr. 4)
                             Year)                                                     (Instr. 3         (Instr. 4)
                                                                                       and 4)
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                                         Code     V     Amount  (A) or (D)  Price
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Common Stock, par value    06/29/2001      S      V    240,000 (1)  (D)     $10.25     4,849,606 (2)         D
$0.01 per share
("Common Stock")
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Common Stock               08/30/2001      S             2,500 (3)  (D)     $15.06     4,844,606             D
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Common Stock               08/31/2001      S             2,500 (3)  (D)     $15.10     4,844,606             D
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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                                                                                                                     SEC 1475 (3-99)

FORM 4 (continued)

         TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    Deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          lying         rity     rities      Security:
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties          5)       cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and 4)               at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Month        4)
                                                                                                  (Instr.
                                                                                                  4)
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                                    Code V    (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
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Explanation of Responses:

(1)  On June 29, 2001, the Reporting Person sold 240,000 shares of Common Stock pursuant to an underwritten offering.

(2)  This number represents the shares of Common Stock held by the Reporting Person as of June 30, 2001.

(3)  On August 28, 2001, the Reporting Person entered into a plan (the "Plan") to sell up to 600,000 shares of Common Stock beneficially owned by him. The Plan, intended to qualify under Rule 10b5-1 promulgated under the Securities Exchange Act of
     1934, as amended, contemplates the sale by the Reporting Person of up to 150,000 shares of Common Stock per fiscal quarter and vests a third party broker-dealer with discretionary authority to determine the price (within certain parameters established by the Reporting Person) and other specific terms of each sale transaction. The shares sold by the Reporting Person on each of
     August 30 and August 31, 2001 were sold pursuant to the Plan. The Reporting Person has entered into the Plan for estate planning purposes.


** Intentional misstatements or omissions of
   facts constitute Federal Criminal Violations.
   See 18 U.S.C. and 15 U.S.C. 78ff(a).              By: /s/ Michael Strauss                                  September 10, 2001
                                                         --------------------------------------          ---------------------------
                                                         ** Signature of Reporting Person                            Date

Note:    File three copies of this Form, one of
         which must be manually signed. If space
         is insufficient, see Instruction 6 for
         procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless form displays a currently valid OMB number.

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                                                                                                                     SEC 1475 (3-99)